EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended

In Millions	May 27, 2007	May 28, 2006	May 29, 2005	May 30, 2004	May 25, 2003

Earnings before income taxes and after-tax earnings from joint ventures	$1,631	$1,559	$1,807	$1,502	$1,310
Plus: Distributed income of equity investees	45	77	83	60	95
Plus: Fixed charges (1)	497	462	524	569	619
Plus: Amortization of capitalized interest, net of interest capitalized	–	2	1	(5)	(5)

Earnings available to cover fixed charges	$2,173	$2,100	$2,415	$2,126	$2,019

Ratio of earnings to fixed charges	4.37	4.54	4.61	3.74	3.26

(1) Fixed charges:
Interest and minority interest expense, gross	$461	$427	$488	$537	$589
Rentals (1/3)	36	35	36	32	30

Total fixed charges	$497	$462	$524	$569	$619

For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings before income taxes and after-tax earnings of joint ventures, distributed income of equity investees, fixed charges, and amortization of capitalized interest, net of interest capitalized. Fixed charges represent gross interest expense (excluding interest on taxes) and subsidiary preferred distributions to minority interest holders, plus one-third (the proportion deemed representative of the interest factor) of rent expense. Calculations are based on underlying numbers.